SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 20, 2023

CHINA SOUTHERN AIRLINES COMPANY LIMITED

68 Qi Xin Road

Guangzhou, 510403

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

China Southern Airlines Company Limited (the “Company”) published the following announcements on June 16, 2023 on the Hong Kong Stock Exchange’s website at:

https://www1.hkexnews.hk/listedco/listconews/sehk/2023/0616/2023061601275.pdf, in relation to the (1) proposed share issuance and connected transactions in respect of the proposed share issuance; (2) proposed amendments to the articles of association in relation to the proposed share issuance; and (3) notices of the EGM and the class meetings;

https://www1.hkexnews.hk/listedco/listconews/sehk/2023/0616/2023061601329.pdf, in relation to the notice of the extraordinary general meeting, notice of class meeting for holders of A shares, notice of class meeting for holders of H shares;

https://www1.hkexnews.hk/listedco/listconews/sehk/2023/0616/2023061601309.pdf, in relation to the form of proxy for the second extraordinary general meeting of 2023;

https://www1.hkexnews.hk/listedco/listconews/sehk/2023/0616/2023061601317.pdf, in relation to the form of proxy for 2023 first class meeting for holders of H shares;

https://www1.hkexnews.hk/listedco/listconews/sehk/2023/0616/2023061601301.pdf, in relation to the reply slip for the second extraordinary general meeting of 2023;

https://www1.hkexnews.hk/listedco/listconews/sehk/2023/0616/2023061601305.pdf, in relation to the reply slip for 2023 first class meeting for holders of H shares; and

https://www1.hkexnews.hk/listedco/listconews/sehk/2023/0616/2023061601321.pdf, in relation to the notification letter.

The announcements in English are included as exhibits to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By:	/s/ Chen Wei Hua and Liu Wei
Name: Chen Wei Hua and Liu Wei
Title: Joint Company Secretaries

Date: June 20, 2023